Filed by Fibria Celulose S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Fibria Celulose S.A. (Commission File No.: 001-15018)

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MATERIAL FACT

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR), in accordance with the article 157, paragraph 4th, of the Law n. 6.404/76, as amended (“Corporate Law”), and the article 2 of the CVM Instruction n. 358/2002, as amended (“ICVM 358/2002”), hereby informs its shareholders and the market in general that, on this date, the Board of Directors of the Company, among other matters, approved the signing of the Protocol and Justification (“Protocol”) between Fibria, Suzano Papel e Celulose S.A. (“ Suzano”) and Eucalipto Holding S.A. (“Holding”), which establishes the terms and conditions of the corporate reorganization that will allow the combination of operations and shareholding bases of Suzano and Fibria, object of the Voting Agreement and Other Obligations, entered into on March 15, 2018 and disclosed through the Company’s Relevant Fact on March 16, 2018 (“Transaction”). The Transaction, the consummation of which shall remain subject to usual conditions already disclosed, including the approval by the certain antitrust authorities in Brazil and abroad, shall be submitted to the approval of the Company’s shareholders at the Extraordinary General Shareholders Meeting to be duly convened and held.

The Protocol, as well as its annexes, will be available to the Company’s shareholders, from the date hereof, at the Company’s headquarters, at the Company’s website (ir.fibria.com.br), as well as in the websites of the Brazilian Securities Comission ( http://www.cvm.gov.br/subportal_ingles/index.html) and of B3 SA - Brasil, Bolsa, Balcão ( http://www.b3.com.br/en_us).

The Company’s management is taking the necessary steps to obtain prior approvals that, under the terms of financial instruments and the issuance of debts signed by the Company, are necessary for the execution of the Transaction without causing the anticipated maturity of the respective debts.

Further disclosures of information to the market will be made in due course under the applicable law.

Fibria reinforces its commitment to transparency to its shareholders and investors.

São Paulo, July 26, 2018.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investors Relations Officer

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Fibria Celulose S.A. (the “Company”) and Suzano Papel e Celulose S.A. (“Suzano”) (the “Proposed Transaction”), the Company and Suzano will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Suzano on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUZANO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be made available, free of charge, to U.S. shareholders of the Company on the Company’s website at http://www.fibria.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements.  These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.  For example, the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the shares of the  Company or Suzano, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of the Company and Suzano to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors.  All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.fibria.com.br and on the SEC’s website at http://www.sec.gov.  The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate.  The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.